Exhibit 12.1

NII HOLDINGS, INC.

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands)

	Three Months Ended September 30,
	2011	2010
Income from continuing operations before income tax	$55,703	$173,819

Add:
Fixed charges	149,341	103,206
Amortization of capitalized interest	3,962	2,607

Less:
Interest capitalized	33,937	2,689
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$175,069	$276,943

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$93,545	$83,458
Interest capitalized	33,937	2,689
Portion of rent expense representative of interest (30%)	21,859	17,059

Fixed charges	$149,341	$103,206

Ratio of earnings to fixed charges	1.17	2.68

Deficiency of earnings to cover fixed charges	$—	$—